Fax

RECEIVED
2004 JUL 20 A 9:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

LIBERTY INTERNATIONAL

Direct Line: 020 7887 7108
Direct Fax:020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 942 9624
From:	Kerin Williams	**Date:**	29 June 2004
Pages:	4		

Subject: Liberty International PLC

Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934

File No. 82-34722

SUPPL

Please find attached an announcement that was made on the London Stock Exchange today

04035619

Regards

Kerin Williams
Deputy Company Secretary

PROCESSED
JUL 21 2004
THOMSON FINANCIAL

dlw 7/20

LIBERTY
INTERNATIONAL

BY FAX

June 2004, 29

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the document: "Ghirardelli Square, San Francisco".

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams at +44 (0) 20 7887 7108.

Yours faithfully,

Kerin Williams
Deputy Company Secretary
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

LIBERTY INTERNATIONAL PLC - 29 June 2004

GHIRARDELLI SQUARE, SAN FRANCISCO

Below is the text of a press release issued this morning by Capital & Counties, the wholly owned subsidiary of Liberty International, concerning the disposal of the above asset. The market value of Ghirardelli Square was $34.5 million at 31 December 2003, and the asset produced approximately $2.9 million of net property investment income in 2003.

"Ghirardelli Square

Liberty International's US subsidiary, Capital & Counties USA Inc. ('C&C'), has sold its freehold interest in Ghirardelli Square, San Francisco's speciality waterfront shopping centre.

John Saggers, Managing Director, commented: "Until recently, C&C owned only 50 per cent of this asset, but in June last year the remaining 50 per cent was acquired from the joint owner. We took full control of the property to enable us to have the freedom to embark on various value-adding strategies. However, a number of approaches were made to us by investors interested in the acquisition of this high profile asset and we decided to respond to that demand in the currently strong US investment market. The property was sold at around a 30 per cent premium to the market value at 31 December 2003.

We agreed the terms of the disposal early in 2004 and completion has now taken place. We are looking to re-invest the proceeds in property investments in the San Francisco Bay Area and are already negotiating on a number of acquisitions where we believe value enhancement can be derived from active management"."

Enquiries

Liberty International PLC		
David Fischel	Chief Executive	+44 (0)20 7960 1207
John Saggers	Director, MD of Capital & Counties	+44 (0)20 7887 7041

Public Relations:		
UK: Michael Sandler	Hudson Sandler	+44 (0)20 7796 4133
SA: Matthew Gregorowski (UK)	College Hill Associates	+44 (0)20 7457 2020
Nicholas Williams (SA)	College Hill Associates	+27 (0)11 447 3030

Additional notes on Liberty International PLC group for information:

Capital & Counties is the wholly owned retail and commercial property subsidiary of Liberty International PLC and controls property investments approaching £1 billion. This includes significant holdings in Central London, particularly the West End, Mid Town and the South Bank. The company also owns offices around the M25 as well as major retail interests both in Central London and a number of UK cities. As well as its UK interests, Capital & Counties has a US property company based in San Francisco with assets in Northern and Southern California.

Liberty International PLC is a major UK listed property group owning 100 per cent of Capital & Counties together with Capital Shopping Centres PLC, the leading UK regional shopping centre business. The Group's property assets amounted to over £5.0 billion and shareholders' funds amounted to £2.9 billion at 31 December 2003.

Liberty International has been listed on the London Stock Exchange since July 1992, where it is a constituent of the FTSE-100 index of the UK's leading companies, and is also listed on the JSE Securities Exchange South Africa.

Fax

RECEIVED
2004 JUL 20 A 9:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

LIBERTY INTERNATIONAL

Direct Line: 020 7887 7108
Direct Fax:020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 942 9624
From:	Kerin Williams	**Date:**	24 June 2004
Pages:	5		

Subject: Liberty International PLC

Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934

File No. 82-34722

Please find attached a further announcement that was made on the London Stock Exchange today

Regards

Kerin Williams
Deputy Company Secretary

LIBERTY
INTERNATIONAL

BY FAX

June 2004, 24

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the document: "Notification of Major Interests in Shares".

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams at +44 (0) 20 7887 7108.

Yours faithfully,

Kerin Williams
Deputy Company Secretary
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company LIBERTY INTERNATIONAL PLC	**2. Name of shareholder having a major interest** THE CAPITAL GROUP COMPANIES, INC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 MATERIAL INTEREST OF THE SHAREHOLDER NAMED IN 2 ABOVE	**4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them** SEE ATTACHED SCHEDULE

5. Number of shares acquired since last notification 37,000	**6. Percentage of issued class** 0.0115%	**7. Number of shares/amount of stock disposed**	**8. Percentage of issued class**

9. Class of security ORDINARY SHARES OF 50 PENCE	**10. Date of transaction** 22/06/04	**11. Date company informed** 24/06/04

12. Total holding following this notification 16,092,532 ORDINARY SHARES	**13. Total percentage holding of issued class following this notification** 5.003%

14. Any additional information	**15. Name of contact and telephone number for queries** KERIN WILLIAMS 020 7887 7108

16. Name and signature of authorised company official responsible for making this notification Kerin Williams Deputy Company Secretary
Date of notification 24 June 2004

	Number of Shares
CAPITAL INTERNATIONAL LIMITED	
Registered Name	
State Street Bank & Trust Co.	873,409
Bank of New York Nominees	2,328,547
Mellon Nominees (UK) Limited	168,200
KAS UK	55,600
Bank One London	95,400
Northern Trust AVFC	126,286
Mellon Bank NA	195,800
HSBC Bank plc	261,700
Deutsche Bank AG	349,380
Midland Bank plc	83,223
Lloyds Bank	34,236
MSS Nominees Limited	58,000
Royal Bank of Scotland	619,136
Nortrust Nominees	1,688,535
Morgan Guaranty	71,477
Citibank London	127,100
Barclays Bank	56,300
Bankers Trust	170,600
Northern Trust	394,969
State Street Nominees Limited	277,764
Clydesdale Bank plc	52,500
Chase Nominees Limited	1,810,564
Citibank NA	35,400
JP Morgan Chase Bank	17,800
	9,951,926
CAPITAL INTERNATIONAL SA	
Registered Name	
Credit Suisse London	27,600
JP Morgan	1,154,700
HSBC Bank plc	180,680
Deutsche Bank AG	64,199
Citibank NA	27,648
RBSTB Nominees Ltd	43,300
Lloyds Bank	25,574
National Westminster Bank	79,600
State Street Bank & Trust Co.	50,900
MSS Nominees Limited	12,700
Royal Bank of Scotland	151,979
Morgan Stanley	16,500
Nortrust Nominees	14,300
Brown Bros	26,900
Citibank London	17,600
Midland Bank plc	227,300
Chase Nominees Limited	1,267,998
State Street Nominees Limited	13,700
Barclays Bank	337,500
Pictet & Cie, Geneva	16,800
	3,757,478

CAPITAL INTERNATIONAL, Inc

Registered Name	
HSBC Bank plc	87,200
State Street Nominees Limited	819,126
Bank of New York Nominees	115,166
Chase Nominees	820,800
Midland Bank plc	61,400
Nortrust Nominees	59,800
Royal Bank of Scotland	122,800
State Street Bank & Trust Co.	29,514
Citibank	5,800
RBSTB Nominees Ltd	12,200
Citibank NA	129,622
Northern Trust	11,500
Deutsche Bank Mannheim	6,000
Bankers Trust	2,200
Citibank London	4,100
JP Morgan Chase Bank	95,900
	2,383,128

Fax

LIBERTY INTERNATIONAL

Direct Line: 020 7887 7108
Direct Fax:020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 942 9624
From:	Kerin Williams	**Date:**	24 June 2004
Pages:	3		
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

Please find attached an announcement that was made on the London Stock Exchange today

Regards

Kerin Williams
Deputy Company Secretary

LIBERTY

INTERNATIONAL

BY FAX

June 2004, 24

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the document: "Application for Listing".

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams at +44 (0) 20 7887 7108.

Yours faithfully,

Kerin Williams
Deputy Company Secretary
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

Liberty International PLC

Application has been made to the Financial Services Authority and the London Stock Exchange Plc for a total of 500,000 Ordinary Shares of 50p each in Liberty International PLC to be admitted to the Official List. It is expected that admission will be granted on 25 June 2004 and trading will commence on 28 June 2004.

These shares are being reserved under a block listing and will be issued pursuant to conversions of outstanding Liberty International PLC 3.95% Convertible Bonds due 2010.

When issued these shares will rank pari passu with the existing Ordinary shares of Liberty International PLC.

Susan Folger
Company Secretary
Liberty International PLC

+44 (0) 20 7887 7000

24 June 2004